Mail Stop 3561

September 18, 2007

Paul G. Savas
Executive Vice President and Chief Financial Officer
M & F Worldwide Corp.
35 East 62nd Street
New York, NY 10021

      Re: M & F Worldwide Corp.
           File No. 001-13780
           Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Savas:

      We have reviewed your August 21, 2007 correspondence and have the following comment. We believe you should file an amended Form 10-K in response to this comment. If you disagree, we will consider your explanation as to why our request is unnecessary. Please file your response to our comment and the amended Form 10-K via EDGAR within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Non-operating Contingent Liability, Indemnification and Insurance Matters, page F-30

1.   We are not persuaded that SFAS 5 and other relevant principles do not require that a liability be recorded. Pneumo Abex has been named as a defendant in various personal injury lawsuits and it appears that the recording of a liability for these claims is appropriate. Therefore, we continue to believe that you should revise your balance sheet to present probable liabilities gross of probable claims for third party recoveries, whether or not the amounts are recoverable under indemnity or assumption contracts. We do not believe that your secondary indemnity or assumption contracts relieve you of the primary obligation to record probable losses. The Company is still liable for the claims, although it may attempt to recover payments for these claims from the indemnitors. Please revise your balance sheet to reflect the separate presentation of gross liabilities and recoverables.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief